SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

VBI Vaccines, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

91822J103

(CUSIP Number)

Kate Inman

General Counsel, Secretary

OPKO Health, Inc.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-4100

(Name, address and telephone number of person authorized to receive notices and communications)

July 9, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91822J103	Schedule 13D	PAGE 2 of 5

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,023,014
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,023,014
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,023,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 91822J103	Schedule 13D	PAGE 3 of 5

ITEM 1.	Security and Issuer.

This statement on Schedule 13D relates to the common shares, no par value (the “Common Shares”), of VBI Vaccines Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 222 Third Street, Suite 2241, Cambridge, MA 02142.

ITEM 2.	Identity and Background.

(a)	This Schedule 13D is being filed by OPKO Health, Inc. (“OPKO”), a corporation incorporated under the laws of the State of Delaware.

(b)	OPKO’s principal business is to operate a diversified healthcare company that seeks to establish industry-leading positions in large and rapidly growing medical markets through its diagnostic and pharmaceutical development programs.

(c)	The principal business address of OPKO is 4400 Biscayne Boulevard, Miami, Florida 33137.

(d)	OPKO has not, during the last five years, been convicted in a criminal proceeding.

(e)	OPKO has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

In June 2012, OPKO acquired a 50% stock ownership in SciVac Ltd., a privately held Israeli corporation (“Old SciVac”). From November 2012 to June 2015, OPKO loaned an aggregate of $7,900,000 to Old SciVac and acquired 733 shares of Old SciVac (the “Old SciVac Shares”).

On July 9, 2015, Old SciVac completed a reverse takeover (the “Transaction”) of Levon Resources Ltd., a corporation organized under the laws of British Columbia, Canada (“Levon”), pursuant to which Levon changed its name to “SciVac Therapeutics Inc.” (“SciVac”) upon completion of the Transaction, and SciVac acquired all of the issued and outstanding shares of Old SciVac and in exchange therefor, issued 517,514,016 of its common shares to the Old SciVac security holders. At the time the Transaction became effective, OPKO’s Old SciVac Shares were exchanged for 185,129,317 common shares of SciVac, and OPKO became the beneficial owner of approximately 24.5% of SciVac.

On April 29, 2016, SciVac completed a one for forty reverse stock split of its common shares, which reduced SciVac’s issued and outstanding common shares from 756,599,439 to 18,914,986 shares, and decreased OPKO’s beneficial ownership in SciVac from 185,129,317 to 4,628,233 shares of issued and outstanding common shares, or approximately 24% of SciVac.

On May 6, 2016, SciVac acquired VBI Vaccines (Delaware) Inc., a Delaware corporation (“Old VBI”) that resulted in Old VBI merging with a wholly-owned subsidiary of SciVac and thus itself becoming a wholly-owned subsidiary of SciVac (the “Merger”). At the effective time of the Merger, SciVac changed its name to “VBI Vaccines Inc.” and in connection with the Merger, OPKO’s ownership percentage was diluted to less than 15%.

On June 20, 2016, OPKO participated in a private placement of Common Shares of the Issuer (the “Private Placement”) by purchasing 1,362,370 Common Shares at a purchase price of $4.1624 per share, for a total of $5,700,000.

CUSIP No. 91822J103	Schedule 13D	PAGE 4 of 5

Immediately following the Private Placement, the Issuer had 35,966,581 total issued and outstanding Common Shares. Therefore, as a result of the Private Placement, OPKO’s beneficial ownership in the Issuer increased to 5,990,603 shares of issued and outstanding Common Shares, or approximately 16.7%.

On December 7, 2016, OPKO acquired an additional 32,411 shares of Common Shares of the Issuer as a result of an adjustment to the anti-dilution clause in connection with the Merger, and OPKO’s beneficial ownership in the Issuer increased to 6,023,014 shares of issued and outstanding Common Shares, or approximately 15.1%.

The working capital of OPKO was the source of the funds for the purchase of all the Common Shares of the Issuer discussed above. No part of the purchase price paid by OPKO was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Shares described above.

ITEM 4.	Purpose of Transaction.

The Common Shares were all acquired by OPKO for investment purposes.

OPKO does not have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)	OPKO is the direct owner of 6,023,014 Common Shares or 15.0% of the Issuer’s issued and outstanding Common Shares as of March 13, 2017, based on the Issuer’s Form 10-K as filed on March 20, 2017.

(b)	OPKO has the sole power to vote and dispose of the 6,023,014 Common Shares owned by it.

(c)	OPKO has not effected any transaction of the Common Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by OPKO.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the transactions described in this Schedule 13D, OPKO does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 91822J103	Schedule 13D	PAGE 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated: March 31, 2017	By:	/s/ Kate Inman
	Name:	Kate Inman
	Title:	General Counsel, Secretary